Exhibit 99.1
Gogoro Announces US$16.7 Million New Equity Investment From Gold Sino

TAIPEI – March 12, 2026 – Gogoro Inc. (“Gogoro,” “the Company” or “We”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today announced that it has entered into a Share Purchase Agreement (the “SPA”) with Gold Sino Assets Limited (“Gold Sino”) on March 11, 2026, the Company’s largest shareholder that holds 31.4% of the Company’s total outstanding shares, pursuant to which Gold Sino agreed to make a new equity investment (the “New Equity Investment”) in the amount of approximately US$16.7 million in the Company. The SPA was approved by the audit committee and board of directors of the Company. The New Equity Investment will be the first equity investment secured by Mr. Yin Chung Yao, a director of the Company and an affiliate of Gold Sino, pursuant to the undertaking he provided to the Company’s lenders led by Mega International Commercial Bank Co., Ltd. as announced by the Company on September 16, 2025.

Pursuant to the SPA, the New Equity Investment will comprise of 5,300,000 newly issued ordinary shares, par value US$0.002 per share, of the Company (the “Ordinary Shares”) to be subscribed by Gold Sino for a total subscription price of US$16,695,000, reflecting a per share subscription price of US$3.15, which is a ten percent discount to the 30-day Variable Weighted Average price as of March 6th, 2026. Upon completion of the New Equity Investment, Gold Sino is expected to hold 49% of the Company’s total outstanding shares.

The Company will issue Ordinary Shares that are not registered with the U.S. Securities and Exchange Commission to Gold Sino, but has granted Gold Sino certain customary registration rights with respect to such shares.

Closing of the New Equity Investment is subject to certain customary closing conditions including any required clearance with Nasdaq. The Company expects that the closing of the New Equity Investment will occur on or before March 31, 2026.

About Gogoro
Founded in 2011 to rethink urban energy, Gogoro is the world’s leader in battery-swapping electric mobility, setting new standards for sustainable mobility. Powering nearly 700,000 riders and over 800 million battery swaps across more than 2,700 GoStation locations, the Gogoro Network redefines how cities move. Recognized globally in 2024, including Fortune’s "Change the World," Fast Company’s "Asia-Pacific's Most Innovative Company," MIT Technology Review’s "15 Climate Tech Companies to Watch," and Frost & Sullivan’s "Global Company of the Year" for battery swapping, Gogoro continues to disrupt the status quo and accelerate the shift to cleaner, smarter mobility, and lead the way in reimagining how cities move.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain

Exhibit 99.1
words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements relating to the New Equity Investment.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products, control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to probable defects of Gogoro’s products and services and product recalls, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, India market, Philippines market and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B and B2G market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to adjust the accounting treatment associated with its joint ventures. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2024, which was filed on March 31, 2025 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Gogoro Media Contact:	Gogoro Investor Contact:
press@gogoro.com	ir@gogoro.com
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